                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                      ------------------------------------

                             SWISS ARMY BRANDS, INC.
                       (Name of Subject Company (Issuer))

                      ------------------------------------

                             SABI ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                                  VICTORINOX AG
                              CHARLES ELSENER, SR.
                              CHARLES ELSENER, JR.
                                 EDUARD ELSENER
                       (Name of Filing Persons (Offerors))

                     Common Stock, par value $.10 per share

                         (Title of Class of Securities)
                                    870827102
                      (CUSIP Number of Class of Securities)

                              CHARLES ELSENER, SR.
         CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF VICTORINOX
                                  VICTORINOX AG
                            SCHMIEDGASSE 57, CH-6438
                            IBACH-SCHWYZ, SWITZERLAND
                                 41 41 81 81 211

                      ------------------------------------

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                      ------------------------------------

                                    Copy to:
                              CLAUDE A. BAUM, ESQ.
                        BROWN RUDNICK BERLACK ISRAELS LLP
                              120 WEST 45TH STREET
                               NEW YORK, NY 10036
                            TELEPHONE: (212) 704-0100

                      ------------------------------------

                            CALCULATION OF FILING FEE


         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
         ----------------------                   --------------------
               $32,095,854                              $2,952.82

* Estimated for purposes of calculating the filing fee. Calculated by multiplying $9.00, the per share tender offer price, by 3,566,206, the sum of (i) 2,666,706 currently outstanding shares of common stock of Swiss Army Brands, Inc. and (ii) outstanding options with an exercise price of less than $9.00 with respect to 899,500 shares of common stock. The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $2,952.82                 Filing party:     Victorinox AG and SABI Acquisition Corp.
         Form or Registration No.:  Schedule TO               Date filed:       July 23, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[X]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

         This Amendment No. 4 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO dated July 23, 2002 (as amended and supplemented, the "Schedule TO") related to the third party offer (the "Offer") by SABI Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Victorinox AG, a corporation organized under the laws of Switzerland ("Victorinox"), to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Shares"), of Swiss Army Brands, Inc., a Delaware corporation (the "Company"), for $9.00 per share, upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal", which together with the Offer to Purchase, as amended and supplemented, collectively constitute the "Offer"), copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

         Capitalized items used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 of the Schedule TO is amended and supplemented as follows:

         At 12:00 midnight New York City time, on Monday, August 26, 2002, the Offer expired. Based on a preliminary count, approximately 2,564,415 Shares were tendered pursuant to the Offer, of which approximately 72,254 were tendered pursuant to notices of guaranteed delivery. Such Shares, together with the shares already owned by Purchaser, Victorinox and their affiliates, constituted approximately 98.8% of the outstanding shares. On August 27, 2002, effective as of 12:01 a.m. New York City time, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(5)(F), which is incorporated by reference herein.

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

         (a)(5)(F) Press Release issued by Victorinox on August 27, 2002 announcing the expiration of the Offer.

         (c)(2) Project Alps Materials for Discussion presented by Needham & Company, Inc. to the Special Committee of the Board of Directors of the Company on June 11, 2002, incorporated by reference to Exhibit (c)(2) of Amendment No. 3 to the Company's Schedule 13E-3. +

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+ Portions of this exhibit have been omitted pursuant to a request for confidence treatment and have been filed separately with the SEC.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Item 11 of the Schedule 13E-3 is amended and supplemented as follows:

         At 12:00 midnight New York City time, on Monday, August 26, 2002, the Offer expired. Based on a preliminary count, approximately 2,564,415 Shares were tendered pursuant to the Offer, of which 72,254 were tendered pursuant to notices of guaranteed delivery. Such Shares, together with the shares already owned by Purchaser, Victorinox and their affiliates, constituted approximately 98.8% of the outstanding shares. On August 27, 2002, effective as of 12:01 a.m. New York City time, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(5)(F), which is incorporated by reference herein.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2002


                                             SABI ACQUISITION CORP.


                                             By: /s/ Charles Elsener, Jr.
                                             Name:    Charles Elsener, Jr.
                                             Title:   President

                                             VICTORINOX AG


                                             By: /s/ Charles Elsener, Jr.
                                             Name:    Charles Elsener, Jr.
                                             Title:   President



                                             /s/ Charles Elsener, Sr.
                                             Charles Elsener, Sr.



                                             /s/ Charles Elsener, Jr.
                                             Charles Elsener, Jr.



                                             /s/ Eduard Elsener
                                             Eduard Elsener

                                  EXHIBIT INDEX

         The following items are hereby added to the Exhibit Index:

         Exhibit No.       Exhibit Name
         -----------       ------------
         (a)(5)(F)         Press Release issued by Victorinox on August 27, 2002
                           announcing the expiration of the Offer.

         (c)(2)            Project Alps Materials for Discussion presented by
                           Needham & Company, Inc. to the Special Committee of the Board of Directors of the Company on June 11, 2002, incorporated by reference to Exhibit (c)(2) of Amendment No. 3 to the Company's Schedule 13E-3. +

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+        Portions of this exhibit have been omitted pursuant to a request for confidence treatment and have been filed separately with the SEC.